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[AEGON LOGO APPEARS HERE                                                  701741
                                                                   PRESS RELEASE

IRVING W. BAILEY, II AND PETER VOSER NOMINATED MEMBERS SUPERVISORY BOARD AEGON N.V.

In order to fill two of the vacancies in the Supervisory Board, as mentioned in our press release of March 12, 2004, the Supervisory Board of AEGON N.V. intends to propose to the Annual General Meeting of Shareholders to be held on April 22, 2004 to appoint Mr. Irving W. Bailey, II and Mr. Peter Voser as members of the Supervisory Board.

Mr. Bailey (62) is currently non-executive Chairman of the Board of AEGON USA Inc., from which he will retire upon his appointment as a member of the Supervisory Board of AEGON N.V. Mr. Bailey was President and Chief Executive Officer of Providian Corporation until 1997, the year in which AEGON acquired Providian. Mr. Bailey is currently managing director of Chrysalis Ventures, established in Louisville, USA, a venture capital company.

Mr. Voser (45) is Group Chief Financial Officer and member of the Group Executive Committee of ABB Asea Brown Boveri Ltd, Switzerland.


The Hague, March 18, 2004

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Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

Phone: + 31 70 344 8344

For further information about AEGON N.V. visit the corporate web site www.AEGON.com.
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